UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Colony Financial, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
19624R106
(CUSIP Number)
September 25, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	19624R106

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		362,900

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		362,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	362,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.8%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	19624R106

1	NAMES OF REPORTING PERSONS Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		67,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	67,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.5%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	19624R106

1	NAMES OF REPORTING PERSONS Fir Tree Mortgage Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		208,497

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		208,497

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	208,497

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.6%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	19624R106

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		638,397

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		638,397

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	638,397

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.0%

12	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), Fir Tree Mortgage Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Mortgage”) and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Colony Financial, Inc., a Maryland corporation (the “Issuer”), purchased by Fir Tree Value, Fir Tree Capital and Fir Tree Mortgage. Fir Tree is the investment manager of Fir Tree Value, Fir Tree Capital and Fir Tree Mortgage. Fir Tree Value, Fir Tree Capital, Fir Tree Mortgage and Fir Tree are collectively referred to herein as the “Reporting Persons.”

Item 1(a)	Name of Issuer.

Colony Financial, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2450 Broadway 6th Floor Santa Monica, California 90404

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Fir Tree Value Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree Capital Opportunity Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree Mortgage Opportunity Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree, Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 A New York corporation

Fir Tree, Inc. is the investment manager of Fir Tree Value, Fir Tree Capital and Fir Tree Mortgage and has been granted investment discretion over portfolio investments, including the shares of the Common Stock (as defined below) held by Fir Tree Value, Fir Tree Capital and Fir Tree Mortgage.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.

19624R106

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4 .	Ownership
(a)
Fir Tree Value is the beneficial owner of 362,900 shares of Common Stock. Fir Tree Capital is the beneficial owner of 67,000 shares of Common Stock. Fir Tree Mortgage is the beneficial owner of 208,497 shares of Common Stock. Fir Tree may be deemed to beneficially own the shares of Common Stock held by Fir Tree Value, Fir Tree Capital and Fir Tree Mortgage as a result of being the investment manager of Fir Tree Value, Fir Tree Capital and Fir Tree Mortgage.

(b)
Fir Tree Value, Fir Tree Capital and Fir Tree Mortgage beneficially own 362,900, 67,000 and 208,497 shares of Common Stock, respectfully, which represents 2.8%, 0.5% and 1.6%, respectively, of the shares of Common Stock outstanding. Collectively, the Reporting Persons beneficially own 638,397 shares of Common Stock which represents 5.0% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares beneficially held by the Reporting Persons by 12,756,000, the number of shares of Common Stock outstanding as of September 23, 2009, as reported in the Issuer’s Final Prospectus filed with the Securities and Exchange Commission on September 24, 2009.

(c)
Fir Tree Value may direct the vote and disposition of 362,900 shares of Common Stock. Fir Tree Capital may direct the vote and disposition of 67,000 shares of Common Stock. Fir Tree Mortgage may direct the vote and disposition of 208,497 shares of Common Stock. Fir Tree has been granted investment discretion over the Common Stock held by Fir Tree Value, Fir Tree Capital and Fir Tree Mortgage.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 5, 2009

FIR TREE VALUE MASTER FUND, L.P. By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P. By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE MORTGAGE OPPORTUNITY MASTER FUND, L.P. By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Colony Financial, Inc., a Maryland corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 5, 2009.

FIR TREE VALUE MASTER FUND, L.P. By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P. By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE MORTGAGE OPPORTUNITY MASTER FUND, L.P. By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President